
03022900

82-2142


invensys

BTRsec/RLS Admin/Letters/2003/0050

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


PROCESSING
SECTION
RECEIVED
JUN 17 2003
181
SEC MAIL
WASH. D.C.

11 June 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed the following notifications released to the London Stock Exchange

(a) Press release concerning the sale of Baan for US$135 Million
(b) Notification of Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com


PROCESSED
JUN 3 0 2003
THOMSON
FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 6/24

SEC No 82 - 2142



"emailalert@hemscott.co.uk" <emailalert
30/05/2003 16:05

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:7542L
Invensys PLC
30 May 2003


PROCESSING
SECTION
RECEIVED
JUN 17 2003
181
SEC MAIL
WASH. D.C.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Aviva plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The notification has been made by Aviva plc on behalf of itself and its subsidiary Morley Fund Management Limited.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	37,393,795
BT Globenet Nominees Ltd	38,780
Chase GA Group Nominees Ltd	72,414,027
Chase Nominees Ltd	9,417,885
CUIM Nominee Ltd	38,048,510
RBSTB Nominees Ltd	4,360,482

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

29 May 2003

11) Date company informed

30 May 2003

12) Total holding following this notification

161,673,479

13) Total percentage holding of issued class following this notification

4.62%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Jaime Tham, Senior Company Secretarial Assistant

Date of notification: 30 May 2003

END

Fiona Sandford

30/05/2003 16:39

To: michel.sengel@invensys.com
cc:
Subject: Project Maestro

Hi Michel

I have not managed to reach you today (perhaps you are "making the bridge"). I need to talk with you in relation to the data room assembly and how to handle some aspects of the collection in Europe. I will try to reach you again on Monday morning, but if you have the opportunity please give me a call.

Thanks and regards

Fiona

Fiona Sandford
Division Counsel, Europe
Invensys Energy Management
Invensys plc, Carlisle Place, London SW1P 1BX, UK
DL: +44 20 7821 3516 FX: +44 20 7821 3840
MB: +44 7753 581209 E: fiona.sandford@invensys.com



"emailalert@hemscott.co.uk" <emailalert
03/06/2003 08:05

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:8386L
Invensys PLC
03 June 2003

03 June 2003

INVENSYS SELLS BAAN FOR US$135 MILLION

Invensys plc announces that it has agreed to sell its Baan* subsidiary to an investment group consisting of Cerberus Capital Management, L.P. and General Atlantic Partners, LLC, for a cash consideration of US$135m. The sale proceeds will be used by Invensys to pay down debt.

Baan is a leading global supplier of industry-defining enterprise application solutions and services to discrete manufacturers in the industrial machinery and equipment, electronics, automotive, and aerospace and defence industries. For the twelve months ended 31 March, 2003, the business generated revenues of US$265m and an operating loss of US$32m. Net assets, including capitalised goodwill, are approximately US$120m.

The sale of Baan is consistent with Invensys' previously stated objectives to divest non-core assets as part of its overall plan to improve capital strength and increase strategic focus. The transaction is subject to customary regulatory approvals and is expected to complete by the end of June 2003.

Rick Haythornthwaite, CEO of Invensys, said:

"With the sale of Baan, we have made a rapid and positive start to our disposal programme. At the same time, we have also been mindful of our responsibilities to Baan customers, employees and partners and I am confident that they will be well served under the new stewardship."

* Excludes Baan Process, formerly Marcam

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821 3529/07753 581 314

Brunswick
Ben Brewerton +44 (0) 20 7404 5959

About Invensys plc

Invensys is a global leader in production technology. The group helps customers
improve productivity, performance and profitability using innovative services
and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers to increase performance of production assets, maximise return on investment in production
and data management technologies and remove cost and cash from the supply chain.
The division includes APV, Avantis, Eurotherm, Foxboro, IMServ, SimSci-Esscor,
Triconex, M&I and Wonderware. These businesses address process and batch industries -- including oil and gas, chemicals, power and utilities, food and
beverage, pharmaceuticals and personal health care products, metals and mining
-- plus the discrete and hybrid manufacturing sectors.

Invensys Rail Systems is a global leader in the design, manufacture, supply,
installation, commissioning and maintenance of safety-related rail signalling
and control systems as well as a complete range of rail signalling and communications products. The business includes Westinghouse Rail Systems Limited (WRSL), Dimetronic Signals, Safetran Systems, Burco Services, Westinghouse Signals Australia and Foxboro Transportation. WRSL was recently
awarded a contract valued at more than £850m (US$1.3 billion) for the renewal of
signalling on the London Underground.

Invensys also currently serves other market sectors through its Development Division. The businesses in this division are: Appliance Controls, APV Baker,
Baan, Climate Controls, Hansen Transmissions, Lambda, Metering Systems, Powerware and Teccor. Invensys is actively seeking to develop these businesses
through equity partners or new owners.

Invensys operates in more than 60 countries, with its headquarters in London.
For more information, visit www.invensys.com.

END

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